February 4, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Amanda Ravitz, Assistant Director, Office of Electronics and Machinery

Re:	Bionik Laboratories Corp.

Amendment No. 1 to Registration Statement on Form S-1

File No. 333-207581

Ladies and Gentlemen:

On behalf of our client, Bionik Laboratories Corp. (the “Company”), we hereby transmit this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated November 19, 2015 (the “Comment Letter”), with respect to the Registration Statement on Form S-1 filed by the Company with the Commission on October 23, 2015 (File No. 333-207581) (the “Registration Statement”).

Certain of the Staff’s comments call for the explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. To assist the Staff’s review, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 1.

All page number references in the Company’s responses are to the page numbers in Amendment No. 1.

Prospectus Cover Page

1.	We note your disclosure that you are an “emerging growth company.” Given your registration statement on Form S-1, file number 333-172110, that went effective on September 6, 2011 and registered an offering of up to 6 million shares of common stock, please provide us with your analysis as to how you qualify as an emerging growth company under Section 101(d) under the Jumpstart Our Business Startups Act.

In response to the Staff’s comment, the Company has revised the prospectus cover page and page 2 of the prospectus to remove all references to the Company being an “emerging growth company.”

Cautionary Statement Regarding Forward-Looking Statements, page i

2.	We note your statement that your disclosure contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Please revise your disclosure to eliminate the reference to that Act as the statutory safe harbors adopted as part of that Act do not apply to statements made by penny stock issuers. Refer to Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. Please also revise your disclosure in this section to clarify what statements are “incorporated by reference” in your prospectus.

In response to the Staff’s comment, the Company has revised the section of the prospectus entitled “Cautionary Statement Regarding Forward-Looking Statements” on page i to eliminate (a) the reference to the Private Securities Litigation Reform Act of 1995 and (b) the statement “incorporated by reference.”

Our Business, page 1

3.	Please reconcile your disclosure in the second paragraph regarding your “first commercial product” with your disclosure in your third risk factor which indicates that you do not yet have a commercially viable product.

In response to the Staff’s comment, the Company has revised the second paragraph under the subtitle “Our Business” on page 1 to clarify that the ARKE lower body exoskeleton is expected to be the Company’s first product.

4.	Please balance your prospectus summary by indicating that through June 30, 2015 you have not generated any revenue and have a history of net losses.

Effect has been given to the Staff’s comment. Please see the new paragraph on page 1 and on page 25 of the prospectus.

Market Strategy, Page 31

5.	We note your disclosure regarding the advantages of your intended products, please also disclose whether studies or users of your products have revealed any material disadvantages.

In response to the Staff’s comment, the Company has included a new risk factor on page 5 which disclose certain disadvantages to the ARKE and the risks relating thereto.

Market Strategy, Page 31

6.	Please disclose the regulatory agency you expect to receive clearance from that you refer to in the last sentence of the second paragraph of this section.

Effect has been given to the Staff’s comment. Please see the revised disclosure in the second paragraph under the subheading “Market Strategy” on page 31 of the prospectus.

Intellectual Property, page 31

7.	Please disclose the duration of your patents. Refer to Regulation S-K Item 101(c)(iv). Please also clarify the nature of your licensing agreements and ensure that you have filed any material agreements as exhibits to your registration statement.

Effect has been given to the Staff’s comment. Please see the new disclosure under the subheading “Intellectual Property” on page 31 of the prospectus. The Company further clarified its disclosure by removing the reference to licensing agreements in the first paragraph, as the Company at this time is not a party to any material licensing agreements.

Research and Development, page 32

8.	Please identify the industry leaders in manufacturing and design and researchers and academia referred to in this section and the clinical partners referred to on page 28. Please also disclose the nature and extent of those relationships.

In response to the Staff’s comment, the Company has revised the subsection on page 32 to clarify that the relationships with such industry leaders are advisory roles, and to include the names of such advisers. Furthermore, we have described the clinical partners on page 28 of the prospectus.

Management, page 34

9.	For Mr. Bloch, please disclose the principal business of HB Agri Products Inc. and Walmer Capital Corp. Please refer to Regulation S-K Item 401(e)(1).

Effect has been given to the Staff’s comment. Please see the revised disclosure on page 35 of the prospectus.

10.	We note your disclosure that Mr. Prywata studied at, and Mr. Caires attended, Ryerson University. Please clarify whether Messrs. Prywata or Caires obtained degrees from that institution.

Effect has been given to the Staff’s comment. Please see the revised disclosure on page 35 of the prospectus.

Involvement in Certain Legal Proceedings, page 36

11.	Please revise your disclosure to clarify for each officer and director whether they have been involved in any of the events specified in clauses (1) through (8) of Regulation S-K Item 401(f) not just those described in your current disclosure.

Effect has been given to the Staff’s comment. Please see the revised disclosure on page 36 of the prospectus.

Arrangements between Officers and Directors, page 37

12.	Please clarify your reference to “this Transition Report on Form 10-K” in the last paragraph of this section.

Effect has been given to the Staff’s comment. Please see the revised disclosure on page 37 of the prospectus.

Executive Compensation, page 40

13.	We note your disclosure on options granted to the named executive officers in footnote 3 to your compensation table. Please include in your table the aggregate grant date fair value of the options computed in accordance with FASB ASC Topic 718. Please refer to Regulation S-K Item 402(n)(2)(vi) and the instructions to that item.

Effect has been given to the Staff’s comment. Please see the revised disclosure on page 40 of the prospectus.

Description of Securities, page 48

14.	Please reconcile your references to Exhibits 3.1 and 3.2 in the first paragraph of this section with the exhibit numbers provided in the exhibit index in Item 16 of Part II of your registration statement.

Effect has been given to the Staff’s comment. Please see the revised disclosure on page 48 of the prospectus.

Common Stock, page 48

15.	Please describe the “transfer restrictions” referred to in the last sentence and disclose when those restrictions would be applicable. Include risk factor disclosure if appropriate.

In response to the Staff’s comment, the Company has deleted such last sentence on page 48 of the prospectus. Disclosure regarding the number of shares of Company common stock that are restricted shares under the Securities Act is in the prior paragraph.

Plan of Distribution, page 51

16.	Please describe the conditions that must be met before the selling stockholders would be able to sell their securities under Rule 144. Please see Rule 144(i)(2) and Securities Act Rule Compliance and Disclosure Interpretations, Question 137.01.

In response to the Staff’s comment, the Company has included on page 51 new language referring to limitations on the use of Rule 144 as provided in Rule 144(i)(2).

Where You Can Find More Information, page 52

17.	Please identify the reports and other information that you file with the SEC. See Item 12(b)(2)(i) of Form S-1.

Effect has been given to the Staff’s comment. Please see the additional disclosure on page 52 of the prospectus.

Financial Statements of Bionik Laboratories, Inc., page F-2

18.	Please revise historical stockholders’ equity, related share disclosures and loss per share to retroactively present the impact of the recapitalization reverse merger. Refer to SAB Topic 4(C) and, by analogy, the presentation guidance from FASB ASC 805-40-45.

As at December 31, 2014 and up to the date of the subsequent Acquisition Transaction on February 26, 2015, Bionik Canada had only common shares issued and outstanding. As a result of the Acquisition Transaction, the holders of the common shares received exchangeable shares in exchange for their existing common shares. Although this was done at an exchange ratio of 3.14, this transaction was viewed as a share for share exchange and not a stock split as contemplated by SAB Topic 4(c). Accordingly, we respectfully advise the Staff that the Company does not believe the change requested by the Staff is required.

Report of Independent Registered Public Accounting Firm, page F-2

19.	Please provide the signature of the public accounting firm on the audit report. Refer to Rule 302 of Regulation S-T and Rule 2-02 of Regulation S-X.

Effect has been given to the Staff’s comment. Please see the addition of the signature of the public accounting firm on page F-2 of the prospectus.

Financial Statements of Bionik Laboratories Corp.

20.	We note that you consolidate Bionik Laboratories, Inc. as a wholly-owned subsidiary. Please explain to us how you considered the 50 million Exchangeable Shares issued by Bionik Laboratories, Inc. in your determination that you have a controlling financial interest. In this regard, describe any voting rights the Exchangeable Shares have in Bionik Laboratories, Inc. Refer to FASB ASC 810-10. Also, please revise your disclosure in an appropriate location in your prospectus summary to clarify how Bionik Canada is a wholly-owned subsidiary and clarify what voting and economic interests are represented by the Exchangeable Shares.

We respectfully advise the Staff that the 50 million Exchangeable Shares issued in Bionik Canada have voting rights equal to the common stock of the Company through the single outstanding share of the Special Voting Preferred Stock issued by the Company, on all matters that holders of Company common stock are entitled to vote upon. All stockholder voting control of the Company (and Bionik Canada through the Company’s indirect ownership of 100% of the Class 1 common shares of Bionik Canada) is achieved at the Company level through both the Company common stock and the single outstanding share of the Special Voting Preferred Stock. We further respectfully advise the Staff that the Company considers Bionik Canada to be an indirect wholly-owned subsidiary of the Company due to the Exchangeable Shareholders having rights only to the Company common stock and not having any voting, control or economic rights to Bionik Canada through those Exchangeable Shares. Notwithstanding the foregoing, to eliminate confusion we have added disclosure to that effect on page 26 of the prospectus, and have removed the reference to Bionik Canada being the Company’s “wholly-owned” subsidiary on page i of the prospectus.

21.	Please also disclose in these financial statements notes and in Bionik Laboratories, Inc.’s financial statements any rights and privileges of the Exchangeable Shares as it relates to Bionik Laboratories, Inc., as required by FASC ASC 505-10-50-3. You disclose on page 26 the rights and privileges as it relates to the registrant, but not the issuing entity.

We respectfully advise the Staff that the legal form of the Exchangeable Shares is such that all material rights and privileges of the Exchangeable Shares are as disclosed. Accordingly, no changes have been made to the respective financial statements of Bionik Canada and the Company. Please see the added disclosure on page 26 of the prospectus.

Item 17, Undertakings, page II-5

22. Please provide the undertaking required by Regulation S-K Item 512(h).

Effect has been given to the Staff’s comment. Please see the additional disclosure on page II-5 of Amendment No. 1.

* * * * *

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please do not hesitate to contact the undersigned at (516) 663-6580 with any questions or further comments you have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Stephen E. Fox

STEPHEN E. FOX
For the Firm

cc: Securities and Exchange Commission

Michael Fay

Gary Todd

Tim Buchmiller

Bionik Laboratories Corp.